                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                                A. Schulman, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    808194104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 10, 2007
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 2 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  327,738
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              327,738
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    327,738
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 3 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  998,073
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              998,073
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    998,073
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 4 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE & OPPORTUNITY FUND, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  736,984
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              736,984
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    736,984
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 5 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG STARBOARD ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,062,795
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,062,795
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 6 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,062,795
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,062,795
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 7 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,062,795
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,062,795
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 8 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,062,795
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,062,795
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 9 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,062,795
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,062,795
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 10 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,062,795
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,062,795
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 11 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   2,062,795
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              2,062,795
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,062,795
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 12 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL CAPORALE, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -**
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -**
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      **SEE ITEM 5

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 13 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LEE MEYER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -**
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -**
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      **SEE ITEM 5

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 14 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK R. MITCHELL
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -**
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -**
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -**
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%**
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      **SEE ITEM 5

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 15 of 29 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D"). The undersigned,  except for Messrs.  Caporale, Jr., Meyer and  Mitchell,  were  previously  part of a Section 13(d)  reporting  group that included  Barington  Investments,  L.P., RJG Capital Partners,  L.P., D.B. Zwirn
Special Opportunities Fund, L.P. and certain of their respective affiliates (the
"Barington Group"). The undersigned, except for Messrs. Caporale, Jr., Meyer and
Mitchell,  ceased to be members of the  Barington  Group on March 30, 2007.  For ownership and other information  relating to the undersigned prior to the filing of this  Schedule  13D,  please make  reference to the Schedule 13D filed by the undersigned,  except for Messrs.  Caporale,  Jr.,  Meyer and Mitchell,  with the
Securities and Exchange Commission (the "SEC") on April 2, 2007 and the Schedule
13D filed by Barington  Companies Equity Partners,  L.P. with the SEC on June 6,
2005,  as amended by that certain  Amendment  No. 1 filed on July 1, 2005,  that certain  Amendment No. 2 filed on August 3, 2005,  that certain  Amendment No. 3 filed on August 25,  2005,  that certain  Amendment  No. 4 filed on September 8,
2005,  that certain  Amendment No. 5 filed on September  13, 2005,  that certain
Amendment No. 6 filed on September 28, 2005, that certain  Amendment No. 7 filed on October 11,  2005,  that certain  Amendment  No. 8 filed on October 25, 2005, that certain  Amendment No. 9 filed on May 30, 2006, that certain  Amendment No.
10 filed on June 1, 2006,  that certain  Amendment No. 11 filed on September 28,
2006,  that certain  Amendment  No. 12 filed on October 10,  2006,  that certain
Amendment No. 13 filed on October 12, 2006, that certain  Amendment No. 14 filed on October 26, 2006 and that certain Amendment No. 15 filed on November 6, 2006.

Item 1.     SECURITY AND ISSUER.

            This  statement  relates to shares of the Common Stock,  par value
$1.00 per share (the  "Shares"),  of A.  Schulman,  Inc. (the  "Issuer").  The
address of the principal  executive  offices of the Issuer is 3550 West Market
Street, Akron, Ohio 44333.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)     Parche,   LLC,  a   Delaware   limited   liability   company
                    ("Parche"),   with  respect  to  the  Shares   directly  and
                    beneficially owned by it;

            (ii)    Starboard Value and  Opportunity  Master Fund Ltd., a Cayman
                    Islands exempted company ("Starboard"),  with respect to the
                    Shares directly and beneficially owned by it;

            (iii)   Starboard Value & Opportunity  Fund, LLC, a Delaware limited liability company ("Starboard  Value"),  with respect to the
                    Shares directly and beneficially owned by it;

            (iv)    RCG Starboard  Advisors,  LLC, a Delaware limited  liability company  ("RCG  Starboard  Advisors"),  who  serves  as  the managing  manager of  Starboard  Value and Parche and as the investment manager of Starboard;

            (v)     Ramius Capital Group,  L.L.C., a Delaware limited  liability company ("Ramius Capital"), who serves as the sole member of
                    RCG Starboard Advisors;

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 16 of 29 Pages
----------------------                                    ----------------------

            (vi)    C4S & Co.,  L.L.C.,  a Delaware  limited  liability  company
                    ("C4S"), who serves as managing member of Ramius Capital;

            (vii)   Peter A.  Cohen  ("Mr.  Cohen"),  who  serves  as one of the managing members of C4S;

            (viii)  Morgan B.  Stark  ("Mr.  Stark"),  who  serves as one of the managing members of C4S;

            (ix)    Thomas W. Strauss ("Mr. Strauss"),  who serves as one of the managing members of C4S;

            (x)     Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing  members  of C4S and is a nominee  for the Board of
                    Directors of the Issuer;

            (xi)    Michael Caporale,  Jr. ("Mr. Caporale,  Jr."), a nominee for the Board of Directors of the Issuer;

            (xii)   Lee  Meyer  ("Mr.  Meyer"),  a  nominee  for  the  Board  of
                    Directors of the Issuer; and

            (xiii)  Mark Mitchell ("Mr.  Mitchell"),  a nominee for the Board of
                    Directors of the Issuer.

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in
Item 6.  Accordingly,  the Reporting  Persons are hereby filing a joint Schedule
13D.

            (b) The address of the principal office of each of Parche, Starboard
Value, RCG Starboard  Advisors,  Ramius Capital,  C4S, Mr. Cohen, Mr. Stark, Mr.
Strauss, Mr. Solomon and Mr. Mitchell is 666 Third Avenue, 26th Floor, New York,
New York 10017.

            The address of the  principal  office of Starboard is c/o Citco Fund
Services  (Cayman  Islands)  Limited,  Corporate  Center,  West Bay Road,  Grand
Cayman,  Cayman  Islands,  British  West Indies.  The officers and  directors of
Starboard and their principal  occupations and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            The address of the principal office of Mr.  Caporale,  Jr. is 3668
Shetland Trail, Richfield, Ohio 44286.

            The  address of the  principal  office of Mr.  Meyer is 208 Shawna
Drive, Kearney, Missouri 64060.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 17 of 29 Pages
----------------------                                    ----------------------

            (c) The principal business of each of Starboard, Starboard Value and
Parche is serving as a private  investment  fund.  Each of Starboard,  Starboard
Value and Parche has been  formed for the purpose of making  equity  investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance  shareholder  value. The principal business of RCG Starboard
Advisors is acting as the managing  member of Parche and Starboard  Value and as the  investment  manager  of  Starboard.  Ramius  Capital  is  engaged  in money management and investment  advisory  services for third parties and  proprietary accounts.  C4S serves as  managing  member of Ramius  Capital.  Mr.  Cohen,  Mr.
Strauss,  Mr. Stark and Mr.  Solomon  serve as  co-managing  members of C4S. Mr.
Mitchell is currently a partner of Ramius Capital.

            The  principal  occupation  of each of Messrs.  Caporale,  Jr. and
Meyer is serving as a business consultant.

            (d) No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person, nor any person listed on Schedule B annexed hereto,  has, during the last five years,  been party to a civil proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Cohen, Stark, Strauss, Solomon, Caporale, Jr., Meyer and
Mitchell are citizens of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares  purchased by Starboard,  Starboard Value and Parche were purchased  with the working  capital of such  entities  (which may, at any given time,  include  margin loans made by brokerage  firms in the ordinary  course of business) in open market purchases. The aggregate purchase cost of the 2,062,795
Shares  beneficially  owned  in  the  aggregate  by  the  Reporting  Persons  is approximately $41,961,454, excluding brokerage commissions.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons  originally  purchased the Shares based on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of
Shares  desirable,  the  Reporting  Persons may endeavor to increase or decrease their position in the Issuer through,  among other things,  the purchase or sale of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 18 of 29 Pages
----------------------                                    ----------------------

            The following is a chronology of events  highlighting  the Reporting
Persons'  involvement with the Issuer in the time since it originally  purchased the Shares:

            On June 5, 2005, certain of the Reporting Persons jointly filed with the  Securities and Exchange  Commission  (the "SEC") a Schedule 13D (the "Joint
Schedule 13D") with Barington  Investments,  L.P., certain of its affiliates and certain other reporting persons  (collectively,  the "Barington Group Entities")
disclosing  that such Reporting  Persons formed a Section 13(d)  reporting group with the Barington Group Entities.

            On October  11,  2005,  certain  of the  Reporting  Persons  and the
Barington  Group  Entities filed an amendment to the Joint Schedule 13D with the
SEC disclosing  that, on October 7, 2005,  Barington  Companies Equity Partners,
L.P. ("Barington Companies Equity") delivered a letter to the Issuer's Secretary nominating  Phillip D. Ashkettle,  Thomas C. Bohrer and James A. Mitarotonda for
election  to the Board of  Directors  at the  Issuer's  2005  annual  meeting of shareholders (the "2005 Notice").

            On October  21,  2005,  certain  of the  Reporting  Persons  and the
Barington  Group  Entities  entered  into an agreement  with the Issuer  whereby
Barington Companies Equity agreed to withdraw its 2005 Notice and such Reporting
Persons and the Barington Group Entities  agreed to abide by certain  standstill provisions  until the Issuer's 2007 annual  meeting of  shareholders  (the "2007
Annual  Meeting").  In exchange,  the Issuer agreed to, among other things,  (i)
consummate  a  self-tender  offer,  (ii)  increase  the  size  of the  Board  of
Directors,  (iii) appoint James A.  Mitarotonda to the Board of Directors,  (iv)
appoint  an  additional  new  director  to the  Board,  (v) work  together  with representatives  of the  Barington  Group  Entities  to create a plan to improve operations and (vi) implement a number of corporate governance improvements.

            On October  10,  2006,  certain  of the  Reporting  Persons  and the
Barington  Group  Entities filed an amendment to the Joint Schedule 13D with the
SEC disclosing that, on October 9, 2006,  Barington Companies Equity delivered a letter to the Secretary of the Issuer nominating  Phillip D. Ashkettle,  Charles
S. Ream, Thomas C. Bohrer and Michael A. McManus,  Jr. for election to the Board of Directors  at the Issuer's  2006 annual  meeting of  shareholders  (the "2006
Notice").

            On October  25,  2006,  certain  of the  Reporting  Persons  and the
Barington  Group  Entities  entered  into an agreement  with the Issuer  whereby
Barington  Companies Equity withdrew its 2006 Notice and such Reporting  Persons and  the  Barington  Group  Entities  agreed  to  abide  by  certain  standstill provisions  until the Issuer's 2007 Annual  Meeting,  including a provision that limits until the 2007 Annual Meeting the aggregate  beneficial  ownership of the
Shares  to less  than  20% of the  Shares  outstanding  by the  Barington  Group
Entities,  such of the Reporting Persons and any other stockholder of the Issuer that,  together  with  either the  Barington  Group  Entities  or the  Reporting
Persons,  may be deemed a "group," with respect to the Shares. In exchange,  the
Issuer agreed to, among other things,  (i) nominate  James S. Marlen,  Ernest J.
Novak, Jr., Howard R. Curd and Michael A. McManus, Jr. for election as directors at the 2006 annual meeting,  (ii) to establish a special  committee to supervise and oversee the creation and/or  completion of a detailed  operating  budget and business  plan  and  (iii) to  redeem  certain  rights  issued  to the  Issuer's stockholders  under the rights  agreement dated as of January 26, 2006,  between the Issuer and National City Bank, as Rights Agent (the "Rights Agreement"), and
cause the Rights  Agreement to be terminated  and of no further force or effect, on or prior to the 2006 annual meeting

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 19 of 29 Pages
----------------------                                    ----------------------

            On April 2, 2007,  certain of the  Reporting  Persons filed with the
SEC a statement on Schedule 13D disclosing  that, as of March 30, 2007, (i) such
Reporting  Persons ceased to be members of a Section 13(d)  reporting group with the Barington  Group  Entities and would no longer file  statements on the Joint
Schedule  13D and  (ii)  such  Reporting  Persons  ceased  to be the  collective beneficial  owners of 5% or more of the Issuer's  Shares and, as such,  would no longer be filing  statements  on  Schedule  13D.  Since  March  30,  2007,  such
Reporting  Persons have not (i) entered into any  agreements  or  understandings with any of the Barington Group Entities  regarding the voting or disposition of securities of the Issuer or (ii) taken any other actions that would deem them to be members of a "group" with any of the  Barington  Group  Entities or any other stockholder of the Issuer.

            On July 5, 2007, Starboard Value delivered a letter to the Corporate
Secretary  of the Issuer  submitting,  pursuant to Rule 14a-8 of the  Securities
Exchange Act of 1934, as amended (the "1934 Act"), a proposal  recommending that the Board  immediately  engage the  services of an  investment  banking  firm to evaluate  alternatives that could enhance  stockholder value,  including but not limited to a merger or outright  sale of the Issuer.  (the "14a-8  Proposal")  A copy of this  letter is  attached  hereto as  Exhibit  99.5 and is  incorporated herein by reference.

            On July 31, 2007,  the Issuer  confirmed to Starboard  Value that it intended to include the 14a-8 Proposal in the Issuer's  proxy  statement for the
2007 Annual Meeting.

            On October 3, 2007,  Starboard  delivered a letter to the  Corporate
Secretary of the Issuer  nominating  Jeffrey  Solomon,  Mark  Mitchell,  Michael
Caporale,  Jr. and Lee Meyer as Class III Nominees (the "Nominees") for election to the Board at the 2007 Annual Meeting (the "Nomination Letter"). A copy of the
Nomination Letter is attached hereto as Exhibit 99.6 and is incorporated  herein by reference.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the  Issuer as they deem  appropriate  including,  without  limitation,  seeking additional  Board  representation,  making  proposals  to the Issuer  concerning changes to the capitalization,  ownership structure or operations of the Issuer, purchasing additional Shares,  selling some or all of their Shares,  engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Shares or changing their intention with respect to any and all matters  referred to in Item 4.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 20 of 29 Pages
----------------------                                    ----------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 27,257,619 Shares  outstanding,  as of June 22, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 29, 2007.

A.    Parche

      (a)   As of the date of this filing, Parche beneficially owns 327,738
            Shares.

            Percentage: 1.2% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 327,738
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 327,738
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.    Starboard

      (a)   As of the date of this filing, Starboard beneficially owns
            998,073 Shares.

            Percentage: 3.7% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 998,073
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 998,073
            4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.    Starboard Value

      (a)   As of the date of this filing, Starboard Value beneficially owns
            736,984 Shares.

            Percentage: 2.7% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 736,984
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 736,984
            4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard Value did not enter into any transactions in the Shares in the past 60 days.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 21 of 29 Pages
----------------------                                    ----------------------

D.    RCG Starboard Advisors

      (a)   As of the date of this filing,  as the managing  member of each of
            Parche  and  Starboard   Value  and  the  investment   manager  of
            Starboard,  RCG  Starboard  Advisors may be deemed the  beneficial owner of the (i) 998,073  Shares owned by Starboard,  (ii) 327,738
            Shares  owned  by  Parche  and  (iii)  736,984   Shares  owned  by
            Starboard Value.

            Percentage: 7.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,062,795
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,062,795
            4. Shared power to dispose or direct the disposition: 0

      (c)   RCG Starboard Advisors did not enter into any transactions in the
            Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

E.    Ramius Capital

      (a)   As of  the  date  of  this  filing,  as  the  sole  member  of RCG
            Starboard  Advisors,  Ramius  Capital may be deemed the beneficial owner of the (i) 998,073  Shares owned by Starboard,  (ii) 327,738
            Shares  owned  by  Parche  and  (iii)  736,984   Shares  owned  by
            Starboard Value.

            Percentage: 7.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,062,795
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,062,795
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any  transactions  in the Shares in the past 60 days.  The  transactions  in the Shares in the past
            60 days on behalf of Starboard  and Parche,  which were all in the open market,  are set forth in Schedule A and are  incorporated by reference.

F.    C4S

      (a)   As of the date of this filing,  as the  managing  member of Ramius
            Capital,  C4S  may be  deemed  the  beneficial  owner  of the  (i)
            998,073  Shares owned by Starboard,  (ii) 327,738  Shares owned by
            Parche and (iii) 736,984 Shares owned by Starboard Value.

            Percentage: 7.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 2,062,795
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 2,062,795
            4. Shared power to dispose or direct the disposition: 0

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 22 of 29 Pages
----------------------                                    ----------------------

      (c)   C4S did not enter into any  transactions in the Shares in the past
            60 days.  The  transactions  in the  Shares in the past 60 days on behalf  of  Starboard  and  Parche,  which  were  all in the  open market,  are set  forth  in  Schedule  A and are  incorporated  by reference.

G.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this  filing,  as the  managing  members of C4S, each of Mr. Cohen,  Mr. Stark,  Mr.  Strauss and Mr. may be deemed
            the   beneficial   owner  of  the  (i)  998,073  Shares  owned  by
            Starboard,  (ii) 327,738  Shares owned by Parche and (iii) 736,984
            Shares owned by Starboard Value.

            Percentage: 7.6% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 2,062,795
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 2,062,795

      (c)   None of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss or Mr.  Solomon has
            entered into any  transactions  in the Shares in the past 60 days.
            The  transactions  in the  Shares in the past 60 days on behalf of
            Starboard and Parche,  which were all in the open market,  are set forth in Schedule A and are incorporated by reference.

H.    None of Messrs.  Caporale,  Jr.,  Meyer and Mitchell  directly  owns any
      Shares nor have they entered into any  transactions in the Shares during the past 60 days.  Each of Messrs.  Caporale,  Jr.,  Meyer and Mitchell, as a member of a "group"  for the  purposes  of Section  13(d)(3) of the
      1934  Act,  may be deemed to be a  beneficial  owner of the (i)  998,073
      Shares  owned by  Starboard,  (ii)  327,738  Shares  owned by Parche and
      (iii)  736,984  Shares  owned  by  Starboard  Value.   Each  of  Messrs.
      Caporale,  Jr.,  Meyer and Mitchell  disclaims  beneficial  ownership of such  Shares.  The  transactions  in the  Shares  in the past 60 days on behalf of Starboard and Parche,  which were all in the open market,  are set forth in Schedule A and are incorporated by reference.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common
            Stock.

      (e)   Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On October 22,  2007,  the  Reporting  Persons  entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 23 of 29 Pages
----------------------                                    ----------------------

13D with respect to the  securities of the Issuer to the extent  required  under applicable  securities  laws,  (b) the parties  agreed to form the group for the purpose of  soliciting  proxies  or written  consents  for the  election  of the persons  nominated by Starboard to the Issuer's Board at the 2007 Annual Meeting
and for the purpose of taking all other actions  incidental to the foregoing and
(c)  Starboard  shall have the right to  pre-approve  all  expenses  incurred in connection  with the  group's  activities  and agreed to pay  directly  all such pre-approved expenses on a pro rata basis between Starboard, Starboard Value and
Parche based on the number of Shares in the aggregate held by each of Starboard,
Starboard  Value and  Parche on the date  hereof.  A copy of this  agreement  is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

            Pursuant to letter  agreements,  Starboard  has agreed to  indemnify each of the Nominees  against  claims arising from the  solicitation  of proxies from the  Issuer's  shareholders  at the 2007  Annual  Meeting  and any  related transactions.  A form of the letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

            RCG Starboard Advisors and each of Messrs. Meyer and Carporale,  Jr.
have entered into  compensation  letter  agreements  (the  "Compensation  Letter
Agreements") regarding compensation to be paid to them for their agreement to be named and to serve as a Nominee  and for their  services  as a  director  of the
Issuer, if elected. Pursuant to the terms of the Compensation Letter Agreements,
Messrs. Meyer and Carporale,  Jr. will receive $5,000 in cash from RCG Starboard
Advisors as a result of the  submission  by Starboard of its  nomination  of the
Nominees.  Upon the Reporting  Persons'  filing of a definitive  proxy statement with the SEC relating to a  solicitation  of proxies in favor of each  nominee's election as a director at the Annual Meeting,  RCG Starboard Advisors has agreed to allow Messrs. Meyer and Carporale, Jr. to receive a profit participation with respect  to the sale by RCG  Starboard  Advisors  of the last  $20,000  worth of
Shares (the "Participation Shares") beneficially owned by RCG Starboard Advisors or one of its  affiliates to a third party  unaffiliated  with any member of the
Reporting  Persons.  The number of  Participation  Shares shall be determined by dividing  $20,000 by the closing price of the Issuer's  common stock on the date of the definitive proxy filing.  Messrs.  Meyer and Carporale,  Jr. will receive cash payments equal to the amount, if any, by which the proceeds received by RCG
Starboard Advisors from the sale of the Participation  Shares exceeds $20,000 in the aggregate. A form of the Compensation Letter Agreement is attached hereto as
Exhibit 99.4 and is incorporated herein by reference.

            Starboard,  Starboard Value and Parche have had an arrangement  with
Barington Capital Group, L.P. ("Barington  Capital"),  whereby Barington Capital or one or more of its affiliates  receives a fee with respect to certain profits
Starboard,  Starboard  Value and Parche may derive from their  investment in the
Shares. Starboard, Starboard Value and Parche have had and continue to have sole voting and  dispositive  power with  respect  to all Shares  covered  under this arrangement.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 24 of 29 Pages
----------------------                                    ----------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.1      Joint  Filing and  Solicitation  Agreement  by and
                              among Starboard Value and Opportunity  Master Fund
                              Ltd.,  Starboard  Value & Opportunity  Fund,  LLC,
                              Parche, LLC, RCG Starboard  Advisors,  LLC, Ramius
                              Capital Group, L.L.C., C4S & Co., L.L.C., Peter A.
                              Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey
                              M. Solomon,  Michael Caporale,  Jr., Lee Meyer and
                              Mark Mitchell, dated October 22, 2007.

            Exhibit 99.2      Power of Attorney  for Peter A.  Cohen,  Morgan B.
                              Stark,  Thomas W. Strauss and Jeffrey M.  Solomon,
                              dated August 16, 2007.

            Exhibit 99.3      Form of Indemnification Letter Agreement.

            Exhibit 99.4      Form of Compensation Letter Agreement.

            Exhibit 99.5      Letter from  Starboard  Value & Opportunity  Fund,
                              LLC to A.  Schulman,  Inc.,  dated  July 5,  2007,
                              submitting a 14a-8 proposal for  consideration  at
                              the 2007 Annual Meeting.

            Exhibit 99.6      Nomination   Letter  from   Starboard   Value  and
                              Opportunity Master Fund Ltd. to A. Schulman, Inc.,
                              dated October 3, 2007.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 25 of 29 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      October 22, 2007

PARCHE, LLC                            RCG STARBOARD ADVISORS, LLC
                                       By: Ramius Capital Group, L.L.C.,
STARBOARD VALUE & OPPORTUNITY              its sole member
FUND, LLC
By: RCG Starboard Advisors, LLC,       RAMIUS CAPITAL GROUP, L.L.C.
    their managing member              By: C4S & Co., L.L.C.,
                                           as managing member
STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD.                       C4S & CO., L.L.C.
By: RCG Starboard Advisors, LLC,
    its investment manager

                           By: /s/ Jeffrey M. Solomon
                               -------------------------
                               Name:  Jeffrey M. Solomon
                               Title: Authorized Signatory

/s/ Jeffrey M. Solomon                 /s/ Mark Mitchell
-------------------------              -------------------------
JEFFREY M. SOLOMON                     MARK MITCHELL
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

/s/ Lee Meyer                          /s/ Michael Caporale, Jr.
-------------------------              -------------------------
LEE MEYER                              MICHAEL CAPORALE, JR.

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 26 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

              Transactions in the Shares During the Past 60 Days
              --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
         ---------                  --------                 --------

                                   PARCHE, LLC
                                   -----------

             960                    20.4494                   08/28/07
           3,312                    20.9393                   08/29/07
           6,128                    21.3533                   08/30/07
           2,880                    21.4671                   08/31/07
           1,120                    21.6181                   09/04/07
           2,400                    21.2534                   09/05/07
           2,400                    21.3691                   09/06/07
           5,120                    19.4678                   09/14/07
           4,480                    19.5483                   09/17/07
           1,600                    19.8122                   09/18/07
          11,634                    20.5071                   10/10/07
           3,618                    20.8627                   10/11/07
          38,080                    20.6000                   10/12/07
           7,232                    20.6670                   10/12/07
           2,195                    20.7981                   10/15/07
          10,621                    20.6334                   10/15/07
           9,648                    21.0207                   10/16/07
           5,328                    21.0000                   10/16/07
           3,715                    21.0283                   10/16/07
           9,920                    21.1000                   10/17/07
           6,300                    21.0050                   10/17/07
           7,232                    20.9549                   10/17/07

               STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
               ------------------------------------------------

           5,040                    20.4494                   08/28/07
          17,388                    20.9393                   08/29/07
          32,172                    21.3533                   08/30/07
          15,120                    21.4671                   08/31/07
           5,880                    21.6181                   09/04/07
          12,600                    21.2534                   09/05/07
          12,600                    21.3691                   09/06/07
          26,880                    19.4678                   09/14/07
          23,520                    19.5483                   09/17/07
           8,400                    19.8122                   09/18/07
          61,079                    20.5071                   10/10/07
          18,994                    20.8627                   10/11/07

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 27 of 29 Pages
----------------------                                    ----------------------

         199,920                    20.6000                   10/12/07
          37,968                    20.6670                   10/12/07
          11,523                    20.7981                   10/15/07
          55,761                    20.6334                   10/15/07
          50,652                    21.0207                   10/16/07
          27,973                    21.0000                   10/16/07
          19,501                    21.0283                   10/16/07
          52,080                    21.1000                   10/17/07
          38,700                    21.0050                   10/17/07
          37,971                    20.9549                   10/17/07

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 28 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE B
                                   ----------

  DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, L.L.C.               26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 808194104                   13D                    Page 29 of 29 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Joint Filing and Solicitation Agreement by and               99.1
      among Starboard Value and Opportunity Master Fund
      Ltd., Starboard Value & Opportunity Fund, LLC,
      Parche, LLC, RCG Starboard Advisors, LLC, Ramius
      Capital Group, L.L.C., C4S & Co., L.L.C., Peter A.
      Cohen, Morgan B. Stark, Thomas W. Strauss, Jeffrey
      M. Solomon, Michael Caporale, Jr., Lee Meyer and
      Mark Mitchell, dated October 22, 2007.

      Power of Attorney for Peter A. Cohen, Morgan B.              99.2
      Stark, Thomas W. Strauss and Jeffrey M. Solomon,
      dated August 16, 2007.

      Form of Indemnification Letter Agreement.                    99.3

      Form of Compensation Letter Agreement.                       99.4

      Letter from Starboard Value & Opportunity Fund,              99.5
      LLC to A. Schulman, Inc., dated July 5, 2007,
      submitting a 14a-8 proposal for consideration at
      the 2007 Annual Meeting.

      Nomination Letter from Starboard Value and                   99.6
      Opportunity Master Fund Ltd. to A. Schulman, Inc.,
      dated October 3, 2007.